CHINA EDUCATION ALLIANCE, INC.
80 Heng Shan Rd. Kun Lun Shopping Mall
Harbing, P.R. China 150090
**********

January 5, 2006

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Attn:  Mr. Steven Jacobs, Esq.
Accounting Branch Chief

Re:
China Education Alliance, Inc.
Form 10-KSB/A for Fiscal year ended December 31, 2004
Form 10-QSB for fiscal quarter ended March 31, 2005
Form 10-QSB for fiscal quarter ended June 30, 2005
File No. 333-101167

Dear Mr. Jacobs:

It is very appreciated for your comment letter dated December 15, 2005 with respect to our Form 10-KSB/A for Fiscal year ended December 31, 2004, Form 10-QSB for fiscal quarter ended March 31, 2005 and Form 10-QSB for fiscal quarter ended June 30, 2005. We will file our amendment right after your kindly comeback comment to our response.

Form 10-KSB/A for the Calendar Year Ended December 31, 2004

Note 1: Summary of Significant Accounting Policies and Organization, Page 17

Response to comment 1

Upon we received your December 15, 2005 comment letter, we consulted another PCAOB approved US accounting firm, and understood that our previous revenue recognition policy is not in accordance with the criteria in SAB 104. We changed our accounting policy to recognize revenue without delay. Our new revenue recognition is as below:

Prepaid Debit Cards

Prepaid debit cards allow our subscribers to make a predetermined monetary amount of download materials posted on our website. Our new system is able to track usage of the debit card once the end user uses the debit cards for our service. At the time that the prepaid debit card is purchased, the receipt of cash is recorded as a subscriber prepayment. Revenues are not recognized until the month when services are actually rendered. Unused value relating to debit cards is recognized as revenues when the prepaid debit cards have expired.

Amounts received in advance of services being provided to subscribers are deferred and not recognized as revenues until the related services have been provided to subscribers.

Our debits cards have validated date for 30 days, we recorded our revenue at end of each month. The impact of this revenue recognition adjustment in the year ended December 31, 2004 was not material as the fact that the Company started its operation on December 10, 2004. Based on our record of tracking the usage of the debit cards, the validation of the remaining point on December 31, 2004 was $ 551 that was immaterial to impact our financial statements.

The impact of this revenue recognition adjustments in the financial statements of first quarter, second quarter and third quarter of 2005 were not material as well, our prior accountant suggested us to make the adjustment at our 2005 audited financial statements as of fiscal year ended December 31, 2005. The validation of the remaining point of the debit cards sold for the lst, 2nd and 3rd quarters of 2005 were as below:

Validation of the remaining un-usage debit cards point
Fiscal quarter ended March 31, 2005	$1,719
Fiscal quarter ended June 30, 2005	$2,240
Fiscal quarter ended September 30, 2005	$5,904

We sincerely request not to restate our financial statements as of fiscal year ended December 31, 2004, fiscal quarter ended March 31, 2005, fiscal quarter ended June 30, 2005 and fiscal quarter ended September 30, 2005 while the changing our policy to recognize revenue wound not impact our financial statement, the adjustment is not material. We will make the final adjustment at our financial statements of fiscal year ended December 31, 2005.

Response to Comment 2

In our previous filing for the Fiscal Year Ended December 31, 2004, our cost of sales mainly consists of the debit cards cost, the city taxes and educational supplement taxes, and depreciation charges for the equipment involved with the maintenance of the website where the educational materials are posted. The reconciled table is as below.

Cost of Good Sold for the Form 10-KSB/A for the fiscal year ended December 31, 2004:

Debit cards	$912
City taxes and education supplement taxes	341
Depreciation of Website:	15,820
Total Cost of Goods Sold	$17,073

Our cost of sale policies were remaining as above for the fiscal quarter ended March 31, 2005 and the fiscal quarter ended June 30, 2005, in view of the fact that our operation did not alter at that periods. In the third quarter of fiscal 2005, our Company has correspondingly modified its policy to its cost of sales at the beginning of our expansion of new programs. The Company started to hire 50 reputable teachers, and purchased their course materials, assays, and exams contents with copy right contracts. In the mean time, our internal editors and technical person fine-tuned our download materials and our website accordingly. The website and the download materials based on the copy rights are updated every month. Therefore, the cost of materials and direct cost of salaries are expense out without pro rata basis. The copy rights are expensed on straight line pro rata basis over the length of 3 months; our estimated length of time for the applicable courses' copy rights is 3 months. Our discussion in MD & A at page 7 just reflected our new policy for 2005. Our cost of sales for the third quarter of fiscal 2005 was composed as below:

Cost of Good Sold for the for the third quarter 2005:

Debit cards	$18,933
Direct Salaries and related expenses	30,614
City taxes and education supplement taxes	12,164
Course Materials	425,385
Depreciation of Website:	72,682
Total Cost of Goods Sold	$559,778

Item 13. Exhibits and Report on Form 8-K, page 30

Response to Comment 3

Form 10-KSB/A filed December 12, 2005 does not include section 302 or 906 certifications. We will file an amended form 10KSBA that include these certifications.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2005
Condensed Consolidated Statement of Cash Flows, Page 5

Response to comment 4

The building is used for the business purpose of production of services by our Company. Our prior accountant made a mistake and we will reclassify the acquisition of the property as investing activities in our cash flow statements.

Item 6, Exhibits and Reports on Form 8-K, Page 19

•  In response to comment 5 of the SEC comment letter
We will revise the certifications filed as exhibits 31.1 an 31.2 to conform to the language exactly as set forth in Item 601(b)(31) of Regulation S-B.

Please let us know if you need any further information, your help at this matter is highly appreciated.

Sincerely yours
Xi Qun Yu, CEO
China Education Alliance, Inc.